08001482

Television Broadcasts Limited
電視廣播有限公司

12 March 2008

SUPPL

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

ISSUER: TELEVISION BROADCASTS LIMITED
FILE NO. 82-1072

Dear Sir,

TELEVISION BROADCASTS LIMITED -
<u>Announcement on Date of Board Meeting</u>

Enclosed please find a copy of the captioned announcement which has been published on The Stock Exchange of Hong Kong Limited and our corporate websites on 12 March 2008 for your records.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Yours faithfully,

Adrian Mak
Company Secretary

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 0511

DATE OF BOARD MEETING

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 26 March 2008 at 3:45 p.m., to, among other matters, approve the release of the final results of the Company and its subsidiaries for the year ended 31 December 2007 and to consider the payment of a final dividend.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 12 March 2008

As at the date of this announcement, the Board comprises the following Directors:

Executive Directors:
Sir Run Run SHAW, *G.B.M. (Executive Chairman)*
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona FONG *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

END